

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 2, 2013

Via E-mail
Daniel H. Leever
Chief Executive Officer
Platform Specialty Products Corporation
5200 Blue Lagoon Drive, Suite 855
Miami, FL 33126

> **Re:** **Platform Specialty Products Corporation**
> **Draft Registration Statement on Form S-4**
> **Submitted November 5, 2013**
> **CIK No. 0001590714**

Dear Mr. Leever:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. We note your prospectus cover page disclosure that you do not need shareholder approval of the domestication. As it appears that you may not be registering a Rule 145 (a) transaction, please provide us with your analysis regarding your ability to register the domestication transaction on a Form S-4 given the requirements of General Instruction A.1 of Form S-4.

2. Please revise to include interim financial statements for the period ended September 30, 2013. Please similarly update your financial information throughout the filing. See Rule 3-12(a) of Regulation S-X.

3. We note that you intend to file by amendment several of your exhibits to your registration statement, including the legal opinion. We may have comments on the opinion and other

exhibits after they are filed. Please allow sufficient time for staff review of these materials before requesting acceleration of effectiveness of the registration statement.

4.   Given that the Delaware corporation is not yet in existence, and that consistent with Instruction 3 to Signatures on Form S-4, the British Virgin Islands corporation is deemed to be the registrant, please confirm to us that the Delaware corporation to be formed in the domestication will file a post-effective amendment adopting the Form S-4 registration statement as its own and updating the disclosures as appropriate.

5.   It appears that throughout the filing you use the term "we" to reference different entities. Please revise your registration statement to clarify when you are referring to MacDermid as opposed to Platform. For example, on page 77 you state that "we paid $2.1 million in aggregate insurance policies" during the six months ended June 30, 2013. Since this is the period prior to the MacDermid acquisition, it appears that you meant to state that "MacDermid" paid $2.1 million in aggregate insurance policies during those six months. Please reconcile these inconsistencies throughout the filing.

Calculation of Registration Fee Table

6.   In footnote (1) to the table, subparagraph (4) states that you are registering 16,305,300 shares of common stock issuable upon exercise of "outstanding warrants and options subsequent to the domestication." Based on your "Share Conversion" disclosure on page two, it appears that 16,305,300 shares would cover only the exercise of currently outstanding warrants, and that you should register an additional 250,000 shares of common stock covering the exercise of fully vested outstanding options. Please advise, or revise your disclosures as appropriate.

Prospectus Cover

7.   Briefly revise the second paragraph of your disclosure to provide context to the 401(k) Exchange by informing investors that:

        •   the company is the holding company for the MacDermid business, which the company acquired on October 2013;
        •   the Plan holds shares of MacDermid Incorporated, a Delaware corporation and an indirect subsidiary of the BVI entity;
        •   given that the Plan does not hold shares of the BVI entity, at the time of the acquisition the parties entered into the Exchange Agreement to enable the conversion of the Plan shares with shares of the Delaware entity to be created in the domestication process.

8.   Briefly disclose that the plan participants will receive the indication of interest notice within five business days of the effectiveness of the registration statement and that they will have 20 business days to make their election. Please also state that you expect the

exchange offer to take place three business days after the closing of the indication of interest period. In this regard, we note "The Exchange Agreement" disclosure on page 26.

9.   Supplementally please advise us whether you considered compliance with the tender offer rules with respect to the 401(k) Exchange.

10.   We note your disclosure on pages 1, 26 and 68 stating that Plan participants can elect to receive "cash … and/or shares of Platform Common Stock" in exchange for the value of MacDermid stock that they hold in the Plan. Please make a corresponding change to your prospectus cover page, clarifying also that *each* share will be valued at $11.00. With a view towards disclosure, please tell us whether (i) the value or the number of the shares, or (ii) the cash consideration, as the case maybe, to be received by the plan participants would be impacted if the average daily closing price for your common stock for five days pending the closing date of the 401(k) Exchange is above $11.00 per share.

11.   Please disclose whether you intend to have your warrants and Series A Preferred Stock listed on any exchange or automated quotation system. See Item 501(b)(4) of Regulation S-K.

Industry and Market Data, page ii

12.   Briefly revise your disclosure to provide some background information on Prismark Partners, LLC. If the market data you received from this third party was commissioned by you for use in the registration statement, then please file Prismark Partners' consent as an exhibit to the registration statement in accordance with Rule 436 of Regulation C. Please identify in the filing the aspects of your disclosures based upon the reports or findings of Prismark Partners. Otherwise, please confirm to us that the market and industry information included in the registration statement represents publicly available information.

Overview, page 1

13.   Here or elsewhere, include discussion of whether you have or were required to file and receive approval of a plan of arrangement in the British Virgin Islands.

Comparison of Shareholder Rights, page 2

14.   Please revise this section and similar disclosure on page 31 to briefly highlight the most significantly material differences of the rights of the common shareholders of Platform Delaware and shareholders of Platform BVI.

Reasons for the Domestication, page 3

15.   Here or elsewhere, include discussion of the extent that you may continue as a foreign
        company under Part X of the British Virgin Islands Business Companies Act or include
        discussion of your reasons why you chose not to continue as such an entity.

Material U.S. Federal Income Tax Consequences of the Domestication, page 3

16.   Please revise your disclosure to include a brief discussion of the material tax
        consequences of the domestication so that you are not solely cross-referencing to the
        more detailed discussion.

17.   Please file an opinion regarding the tax consequences of the domestication in accordance
        with the requirements of Item 601(b)(8) of Regulation S-K. To the extent that the
        prospectus discussion regarding the material tax consequences of the domestication
        represents the opinion of counsel, please revise your disclosures where applicable to
        clearly state that the discussion and each of the conclusions are the opinion of counsel.
        For guidance, please refer to Section III.B.2 of Staff Legal Bulletin No. 19 (CF) dated
        October 14, 2011.

Organizational Structure, page 4

18.   Please revise your graphical presentation to identify the jurisdiction of incorporation for
        each of the listed entities. Please clarify the "Overview" section of the Summary on page
        one and anywhere in the filing where the disclosure appears, to clearly state that Platform
        BVI controls 86% of the MacDermid business, and that the remaining 14% is controlled
        by the Retaining MacDermid Holdings Holders.

19.   Please refer to footnote (2) of the graphical presentation. Disclosure related to the
        conversion of the 8,905,776 PDH shares held by the Retaining MacDermid Holdings
        Holders appears inconsistent throughout the filing. In this regard we note the following:

        • Under the "Share Conversion" on page two you state that you are obligated to
          issue up to 8,905,776 shares pursuant to the conversion by the Retaining
          MacDermid Holdings Holders; however, these shares appear to not have been
          included in the registration statement;
        • On page 91 you disclose that pursuant to the terms of the Retaining Holder
          Securityholders' Agreement a holder of PDH shares does not have a right to
          convert prior the first anniversary of the October 31, 2013 acquisition, while in
          your "Shares Issuable Upon Exchange of PDH Common Stock" on page 97, you
          state that "[a]s of November 1, 2013 [you] had the obligation to issue up to
          8,905,776 shares of [y]our ordinary shares in exchange for PDH common
          stock…;" and

- Footnote (7) disclosure to the Beneficial Ownership table on page 93 states that each of Messrs. Leever's and Monteiro's beneficial interest does not include the PDH Common Stock, indicating that the 8,905,776 PDH shares are not readily convertible.

Please revise your disclosures throughout the filing for clarity and consistency with respect to the retaining holders' right to convert their PDH shares of common stock. As it appears that the conversion of these shares is not covered by this registration statement, please explain to us how you intend to comply with the requirements of the Securities Act of 1933, as amended, with respect to such conversion.

20.   To help investors better understand the changes resulting from the domestication process, please consider providing a diagram illustrating your corporate structure following the domestication and the 401(k) Exchange.

Risk Factors, page 5

General

21.   With respect to the 401(k) Exchange, please add appropriate risk factor disclosure describing the risks resulting from Platform's election to terminate the Exchange Agreement and purchase all of the MacDermid Plan shares for the Aggregate Cash Consideration as if a cash election had been made. In this regard, we note your "Condition's to Stock Election" disclosure on page 28. Please ensure that your page 28 disclosure clearly describes the circumstances under which Platform may elect to terminate the Exchange Agreement.

Our relationship with our employees could deteriorate, and certain key employees could leave the Company…, page 6

22.   Please revise the second paragraph of your disclosure to identify the jurisdictions which may impose stringent labor law compliance requirements.

Our future business initiatives may require capital expenditures…, page 7

23.   Please revise this risk factor to provide a quantitative factor to your capital expenditures to help investors better assess this risk.

Increases in costs or reductions in the supplies of specialty and commodity chemicals we use in our manufacturing process could materially and adversely affect our results of operations, page 11

24.   Please tell us why you would not be required to file the supply agreements referenced in the first paragraph of your disclosure as exhibits to the registration statement. Refer to Item 601(b)(10) of Regulation S-K.

Our substantial indebtedness may adversely affect…under our indebtedness, page 12

25.   Please tell us what consideration you gave to adding a risk factor addressing the risks associated with your inability to refinance your first lien credit facility when it matures in April 2014.

Our offshore industry products are subject to the hazards inherent in the offshore production and drilling industry…, page 13

26.   To the extent that you may have experienced prior catastrophic occurrences that have exposed you to substantial liability, please describe these occurrences in your disclosure.

Risk Relating to the Change in Our Place of Incorporation, page 20

Currently, our organizational documents are governed by British Virgin Islands law..., page 21

27.   Please revise to convey in the caption and in the accompanying text the risks associated with changing your organizational documents from being governed by British Virgin Islands law to Delaware law.

Capitalization, page 24

28.   Please revise the notes to your capitalization table to clearly disclose how you are arriving at the as adjusted amount for additional paid in capital.

The Exchange Agreement, page 26

29.   Refer to the disclosure in the middle of page 27. It is unclear how the 401(k) Exchange would proceed in the absence of effectiveness of the registration statement or the expiration of the indication of interest period. Please explain by also providing detailed disclosure of the contractual provisions of the Exchange Agreement contemplating this scenario.

Liquidity and Capital Resources, page 34

Financing Activities, page 35

30.   Please revise your disclosure to qualify and quantify the financial covenants related to the Credit Facilities as well as describe whether you are in compliance with these measures. Please comply with this comment also with respect to your page 54 disclosure.

MacDermid Management's Discussion and Analysis of Financial Condition and Results of Operations, page 39

Global Economic and Industry Conditions, page 39

31.   Please provide the basis for your statements at the top of page 40 related to factors affecting the specialty chemical industry and the status of the printing industry.

Results of Operations, page 42

Six Months Ended June 30, 2013 Compared to the Six Months Ended June 30, 2013

Net Sales, page 42

32.   You identify the sale of new products as a material factor to your results of operations. In this regard, we also note that throughout your risk factor disclosure you discuss how your ability to roll out new products may affect your competitive position, compliance with governmental regulation and your intellectual property rights against third parties. Here or in an appropriate section of the filing, please provide some insight into the frequency that your newly developed products reach the market and whether the impact of the new product sales is a recurring factor to your results of operations.

Income Tax Expense, page 45

33.   Your use of the term "earnings before tax and discrete items" appears to represent a non-GAAP measure. Please either remove this measure or revise to provide the disclosures required by Item 10(e) of Regulation S-K. Please also consider enhancing the transparency of your disclosures for the six months ended June 30, 2013 by quantifying the impact to your income tax expense caused by changes in foreign exchange gains and losses and in the loss on extinguishment of debt.

34.   Given the significant difference between your net income and your net income (loss) attributable to common shares, please revise to provide a discussion of changes in net income and net income (loss) attributable to common shares for all periods presented in your filing. Please also revise your selected consolidated financial information table for MacDermid on page 38 to include a line item for net income (loss) attributable to common shareholders for all periods presented.

Segment Reporting, page 45

35.   Please quantify the impact of each factor when multiple factors contribute to the variance in your operating results between the periods presented. For example, with respect to your Performance Materials segment, what percentage of your increase in net sales for the six months ended June 30, 2013 compared to the six months ended June 30, 2012 was

attributed to the increase in your sales of offshore industry products and what percentage was attributed to higher sales of industrial automotive products in the United States? What percentage of your lower sales in Japan for year ended December 31, 2012 compared to 2011 was attributed to the Japan economic conditions and what percentage was attributable to your strategic decision 2011 to cease selling low margin products in Asia? Refer to Items 303(a)(3)(i) of Regulation S-K.

Liquidity and Capital Resources, page 51

36.   You disclose on page 52 that $35.6 million of your $42.9 million of cash and cash equivalents was held by your foreign subsidiaries at June 30, 2013. Please also disclose the amount of cash and cash equivalents held by your foreign subsidiaries as compared to your total amount of cash and cash equivalents as of your most recent year-end.

Significant Accounting Policies and Critical Estimates, page 55

37.   In the interest of providing readers with a better insight into management's judgments in accounting for goodwill and intangible assets, please disclose the following:

    •   The reporting unit level at which you test goodwill for impairment and your basis for that determination;
    •   How you weight each of the methods used to value goodwill, including the basis for that weighting; and
    •   How the methodologies used for valuing goodwill in the current year have changed since the prior year.

    Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the SEC's Codification of Financial Reporting Policies for guidance.

Unaudited Pro Forma Financial Information, page 61

38.   Please breakout the stockholder's equity (deficit) section into its separate components on the face of the pro forma balance sheet, so that readers can better understand the changes that are occurring. Please also show the number of shares authorized, issued and outstanding on a historical and pro forma basis.

39.   Please further enhance your disclosure to show precisely how you arrived at each adjustment amount in the notes to the pro forma financial information. These notes should include a discussion of any significant assumptions and estimates used to arrive at these amounts. Additionally, you should show the calculations you used to arrive at each adjustment amount.

40.   With regards to adjustments (K) and (X), please revise to use the statutory tax rates instead of the effective tax rates. Please refer to Instruction seven to Rule 11-02(b) of Regulation S-X.

41.   Please tell us how you considered the disclosure requirements pertaining to historical, pro forma and equivalent pro forma per share data as set forth in Item 3(f) of Part I.A of the Form S-4.

Business, page 68

Our Business, page 68

42.   Please revise the fourth paragraph on page 69 to provide the names of the "major companies in the offshore oil and gas industries" you count as long-term customers.

43.   Please revise your disclosures in the first paragraph on page 69 to clarify if the June 30, 2013 financial statement amounts you reference represent historical MacDermid amounts or pro forma amounts as if MacDermid were acquired as of the beginning of the periods presented.

Performance Materials, page 69

44.   Based on your disclosure that the regional sales mix of this segment has shifted from more industrialized nations towards emerging markets, please tell us what consideration you have given to including a risk factor addressing the shift.

Offshore, page 70

45.   Please provide the basis for the market data provided at the end of this paragraph.

Government and Environmental Regulation, page 75

46.   We note your risk factor on page ten regarding failure to comply with the Foreign Corrupt Practices Act and other similar anti-corruption laws. To the extent material to the understanding of your business, please consider expanding your disclosure in this section to include a discussion of the FCPA and other applicable anti-corruption laws. Please also disclose your policies and procedures to assure compliance with these laws.

47.   Please revise your disclosure to include specific laws for various geographic regions to help investors assess the risks discussed at the bottom of pages 6 and 8.

Legal Proceedings, page 77

48.   With a view towards disclosure, please provide us with some background information related to the pending litigation referenced in footnote (2) to the graphical presentation on page 4. We may have additional comments following review of your response.

49.   Please include here a cross-reference to your Environmental Remediation disclosure in Note 17 of your financial statements on page F-52.

Executive Compensation, page 85

50.   We note the severance agreement letters listed as Exhibits 10.1 through 10.3 to the registration statement. In compliance with Item 402(q)(2) of Regulation S-K, please include a narrative description of the material terms of these agreements.

Summary Compensation Table, page 85

51.   Please refer to footnote (2) disclosure. It is unclear whether the stock awards present compensation for which disclosure would be required pursuant to Item 402(n) of Regulation S-K. Please revise your disclosure to provide a narrative description of the material factors necessary to an understanding of these stock award grants. Refer to Item 402(o) of Regulation S-K.

Narrative Disclosure to Summary Compensation Table, page 85

52.   Please expand your disclosure to explain how each individual's performance and contributions were evaluated in determining such individual's satisfaction of corporate performance metrics and strategic project, and how they influenced the board's decisions in rendering its compensation determination. For example, how the corporate year-end tax rate was measured in evaluating a named executive's individual performance? In addition, were there specific strategic project that a named executive officer was responsible for? Finally, please explain how the actual amount of the non-equity incentive plan compensation was determined given that the amounts disclosed in the summary compensation table were notably above the salary percentages disclosed in the second paragraph of your disclosure on page 86.

Related Party Transactions, page 91

53.   Please refer to your Related Party Transactions disclosure in Note 18, page F-53 to your financial statements. Please include here similar disclosure related to the management fees paid to Court Square.

Placing Agreement, page 91

54.   Please disclose whether the placing agreement was entered into in connection with the company's May 2013 public offering. Tell us why you have not filed this agreement as an exhibit to the registration statement.

Option Deeds, page 92

55.   Please file a form of this agreement as an exhibit to the registration statement with your next amendment.

Comparison of Rights, page 99

56.   Please disclose whether there are any provisions in the new articles or bylaws that do not simply reflect the default result of Delaware statutes. For instance, disclose all instances where you have elected to include new provisions to the Delaware articles or bylaws that offer management greater flexibility or impose greater burdens on shareholders than the result the Delaware statute would impose absent the provision.

Material U.S. Federal Income Tax Consequences of the Domestication, page 108
Effect of Section 367, page 110

57.   Please refer to the first paragraph of your disclosure on page 111. Please explain to us the role played by the independent certified public accounting firm in arriving at the determination that "Platform does not expect that its cumulative earnings and profits will be greater than zero through the date of the Merger." In your response please take into consideration compliance with Rule 436 of Regulation C.

PFIC Considerations, page 112

58.   Please include discussion of the actual tax considerations and consequences if you were considered a PFIC.

Information Reporting Requirements and Backup Withholding, page 114

59.   Please replace the vague term "certain" with substantive disclosure, for example, with specific requirements of the Hiring Incentives to Restore Employment Act of 2010.

Change in Platform's Certifying Accountant, page 115

60.   We note that PricewaterhouseCoopers LLP (United Kingdom) has stated their intention to resign as the independent registered public accounting firm for Platform Acquisition Holdings Limited. Upon effectiveness of their resignation, please revise your disclosure to disclose the date that they actually resigned. Please also update your disclosure to state

whether there were any reportable events or disagreements with the former accountant through the effective date of resignation. Also, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the revised statements made regarding the change in accountant in your Form S-4/A.

Platform Acquisition Holdings Limited Financial Statements

Note 7. Subsequent Events, page F-11

61.   Please enhance your disclosure here and on pages F-56 and F-82 to disclose the actual date through which subsequent events have been evaluated. Please also disclose whether the date through which subsequent events have been evaluated is the date the financial statements were issued or the date the financial statements were available to be issued. Refer to ASC 855-10-50-1.

MacDermid, Incorporated and Subsidiaries Audited Financial Statements

Consolidated Statements of Cash Flows, page F-18

62.   We note that your line item titled "other, net" represents 19% of net cash flows provided by operating activities for the year ended December 31, 2011. Please revise each period presented to breakout this line item into smaller components having more descriptive titles. In doing so, note that netting of dissimilar gains and losses, as well as netting cash flows related to asset balances with cash flows related to liability balances, is not generally appropriate.

Note 10. Income Taxes, page F-40

63.   It appears that you generate a significant amount of income before income taxes from locations outside of the United States and a significant portion of your provision for income taxes is also composed of non-U.S. amounts. Please tell us what countries comprise a material amount of your foreign taxes and whether you generate a disproportionate amount of taxable income in countries with very low tax rates.

Note 15. Operating Lease Commitments, page F-51

64.   Please disclose how you account for (a) step rent provisions and escalation clauses and (b) capital improvement funding and other lease concessions, which may be present in your leases. Lease payments that depend on an existing index or rate, such as the consumer price index or the prime interest rate, should also be included in your minimum lease payments. If, as we assume, they are taken into account in computing your minimum lease payments and the minimum lease payments are recognized on a straight-line basis over the minimum lease term, the note should so state. If our assumption is incorrect, please tell us how your accounting complies with FASB ASC 840.

Note 20. Segment Information, page F-55

65.   Please provide the disclosures required by FASB ASC 280-10-50-21a. These should include a discussion of your internal structure, how you are organized, and whether one or more operating segments have been aggregated.

66.   Please disclose the types of amounts included in the corporate assets line item for each period presented, and disclose why these amounts were not allocated to your reportable segments. Please refer to FASB ASC 280-10-50-29c.

67.   We note your disclosure on page 73 related to the portfolio of products offered to your customers in the Performance Materials segment and the Graphic Solutions segment. Please tell us what consideration you gave to providing footnote disclosure quantifying the amount of revenues from external customers for each product or for each group of similar products for each period presented. Please refer to FASB ASC 280-10-50-40.

MacDermid, Incorporated and Subsidiaries Unaudited Financial Statements

Note 11. Debt and Capital Leases, page F-72

68.   Please revise to disclose the frequency and amount of required principal and interest payments associated with your second lien secured credit facility.

Note 19. Subsequent Events, page F-82

69.   We note your disclosure here and on page 61 under "Unaudited Pro Forma Financial Information" stating that the remaining portion of the purchase price for the MacDermid acquisition "will be delivered in cash or stock upon effectiveness of the registration statement and the listing of our common stock on the NYSE." With a view towards disclosure, please tell us whether the effectiveness of the registration statement and the listing of your stock on the NYSE constitute closing conditions to the acquisition, as well as provide us with the legal basis as to whether the acquisition would be considered completed given that the purchase price has not been paid in full. Please ensure that you include disclosure related to the unpaid portion of the purchase price anywhere in the filing where you discussion the October 2013 acquisition. In addition, please revise your disclosures to address approximately when you expect to pay the remaining portion of the purchase price, addressing also how the timing and/or amount of this remaining payment could be affected if, for some reason, Platform is unable to get its registration statement declared effective and/or finalize the listing of its common stock on the NYSE. Please discuss how and who will make the determination to pay this remaining portion of the purchase price in stock or cash.

Exhibits

70.   Please tell us whether you intend to file the form of indication of interest materials as exhibits to the registration statement. We may have further comments following the review of your response.

        If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

        Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

        You may contact Jeff Gordon, Staff Accountant, at 202-551-3866 or Lisa Etheredge, Staff Accountant, at 202-3424 if you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce, Staff Attorney, at 202-551-3754 or Era Anagnosti, Staff Attorney, at 202-551-3369 with any other questions.

                                        Sincerely,

                                        /s/ Era Anagnosti

                                        for Pamela Long
                                        Assistant Director

cc: Via E-mail
     Kara MacCullough, Esq.
     Grant J. Levine, Esq.
     Greenberg Traurig, P.A.